UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K, INCLUDING EXHIBIT 1 TO THIS FORM 6-K, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.
On April 24, 2012, Ellomay Capital Ltd. (the “Company”) issued a press release titled “Ellomay Capital Announces Filing of a Prospectus in Israel by Ellomay Oil and Gas 2011 Limited Partnership for the Sale of Units and Options.” The text of the press release is attached hereto as Exhibit 1.

2.
As set forth in the Company’s annual report on Form 20-F for the year ended December 31, 2011, which was filed with the Securities and Exchange Commission on April 5, 2012, Dorad Energy Ltd. (“Dorad”), a private Israeli company in which the Company indirectly holds 7.5% of the issued and outstanding share capital, previously entered into a long-term natural gas delivery contract with East Mediterranean Gas Company, S.A.E. (“EMG”), an Egyptian company.

As reported in the Israeli press, and as reported to the Company by Dorad, on April 22, 2012 Dorad received a letter from EMG indicating that on April 19, 2012 the Egyptian energy companies with which EMG entered into a Gas Supply and Purchase Agreement (Egyptian General Petroleum Corporation and Egyptian Natural Gas Holding Company, together, the “Egyptian Gas Companies”) delivered a notice to EMG purporting to terminate their agreement with EMG. Pursuant to a public announcement issued by Ampal-American Israel Corporation (Nasdaq: AMPL), which holds a 12.5% interest in EMG, EMG deems such termination attempt to be unlawful and in bad faith and demanded that the Egyptian Gas Companies withdraw it.

As indicated in our annual report on Form 20-F for the year ended December 31, 2011, Dorad may be required to procure natural gas from sources other than EMG. The Company was informed that Dorad is currently negotiating with a potential supplier of natural gas in the area, holding oil and gas exploration and excavation licenses in the Mediterranean sea.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated:   April 24, 2012